Exhibit (a)(14)

Establishment and Designation of

Additional Series of Shares of Beneficial Interest,

Par Value $0.01 Per Share, of

PIMCO Funds

RESOLVED, pursuant to Sections 5.11 and 5.13 of the Amended and Restated Declaration of Trust of PIMCO Funds (formerly the Pacific Investment Management Institutional Trust) (the “Trust”) dated March 31, 2000, (“Declaration”), the shares of beneficial interest of the Trust shall be divided into one additional separate Series (the “Portfolio”).

FURTHER RESOLVED, that the Series hitherto established and designated as follows:

PIMCO Short-Term Floating NAV Portfolio II (series in the Private Account Portfolio Series)

shall have the following special and relative rights:

1. The Portfolio shall be authorized to invest in cash, securities, instruments and other property as described from time to time in the offering materials of the Portfolio (“Eligible Portfolio Instruments”). Each share of beneficial interest of the Portfolio (“Share”) shall be redeemable, shall be entitled to one vote (or fraction thereof in respect of a fractional Share) on matters on which Shares of the Portfolio shall be entitled to vote, shall represent a pro rata beneficial interest in the assets allocated to the Portfolio, and shall be entitled to receive its pro rata share of net assets of the Portfolio upon liquidation of the Portfolio, all as provided in the Declaration.

2. Shares of the Portfolio shall be subject to such selling restrictions, restrictions as to transfer or other terms as shall be established by the Trustees and described in the offering materials for the Portfolio.

3. The Portfolio may pursue its investment objectives directly by investment in Eligible Portfolio Instruments or indirectly by investment in one or more underlying investment vehicles or funds that in turn invest in Eligible Portfolio Instruments and whose shares may be offered to other parties as well as to the Portfolio.

4. Shareholders of the Portfolio shall vote separately as a class on any matter, except, consistent with the Investment Company Act of 1940, as amended (“the Act”), the rules thereunder, and the offering materials of the Portfolio, with respect to (i) the election of Trustees, (ii) any amendment of the Declaration, unless the amendment affects fewer than all classes of Shares, in which case only shareholders of the affected classes shall vote, and (iii) ratification of the selection of auditors, and except when the Trustees have determined that the matter affects only the interests of shareholders of a particular Series of the Trust, in which case only the shareholders of such Series shall be entitled to vote thereon. In each case of separate voting, the

Trustees shall determine whether, for the matter to be effectively acted upon within the meaning of Rule 18f-2 under the Act (or any successor rule) as to a Series, the applicable percentage (as specified in the Declaration, or the Act and the rules thereunder) of the shares of that Series alone must be voted in favor of the matter, or whether the favorable vote of such applicable percentage of the shares of the Series entitled to vote on the matter is required.

5. The assets and liabilities of the Trust shall be allocated among the Series of the Trust as set forth in Section 5.11 of the Declaration.

6. The Trustees shall have the right at any time and from time to time to reallocate assets and expenses or to change the designation of the Portfolio hereby created, or to otherwise change the special and relative rights of the Portfolio, provided that such change shall not adversely affect the rights of the Shareholders of the Portfolio.

IN WITNESS WHEREOF, the undersigned have executed this instrument the 24th day of February, 2009.

/s/ E. Philip Cannon
E. Philip Cannon

/s/ Vern O. Curtis
Vern O. Curtis

/s/ J. Michael Hagan
J. Michael Hagan

/s/ Brent R. Harris
Brent R. Harris

/s/ William J. Popejoy
William J. Popejoy

/s/ Ernest L. Schmider
Ernest L. Schmider